FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2010
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 30, 2010 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:March 30, 2010

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

TATA MOTORS DIVESTS 20% STAKE IN TELCON IN FAVOUR OF HITACHI CONSTRUCTION MACHINERY COMPANY LTD, JAPAN

Mumbai, March 30, 2010: Tata Motors, Hitachi Construction Machinery Co. Ltd. (Hitachi) and Telco Construction Equipment Company Limited (Telcon), a 60:40 joint venture company between Tata Motors and Hitachi, today signed an agreement under which Tata Motors has sold a further 20% stake in Telcon in favour of Hitachi for a consideration of Rs.1159 crores. Consequently Telcon will be owned 60% by Hitachi and 40% by Tata Motors.

Standard Chartered Bank and AZB Partners acted as Financial and Legal Advisors respectively for the Company to this transaction.

About Telcon:

Telcon, India’s leading provider of mining, infrastructure, construction and agricultural equipment and services, was set up in 1999 as a wholly owned subsidiary of Tata Motors on the spin-off of the Construction Equipment Business Unit of Tata Motors. Subsequently, in 2000 and 2005, Tata Motors inducted Hitachi into Telcon by divesting 20% each of its shareholding thereby enabling Telcon to have access to newer technologies and processes. Telcon has manufacturing facilities at Jamshedpur, Dharwad and Kharagpur, over 200 sales, service and customer support offices and an extensive dealership network across India. Its exports operation includes countries in Asia and Africa. The company has two subsidiaries, Serviplem S.A and Comoplesa Lebrero S.A, in Spain. In the FY 2008-09, Telcon reported a gross turnover of Rs.2130 crores and a PAT of Rs.85 crores.

About Hitachi:

Hitachi Construction Machinery Co. Ltd was established in 1970, when Hitachi Ltd. spun off its construction machinery division. It has established itself as a leader in the area of construction machinery, using extensive experience and advanced technological capabilities to develop and manufacture a wide range of leading-edge products. Hitachi’s main product-line comprises a range of hydraulic excavators from mini excavators upto 800-ton ultra-large excavators. Hitachi has manufacturing facilities in Europe, the U.S. and Asia and markets wheel loaders, off-road dump trucks and other products made by Hitachi group companies or in partnership with major manufactures. Hitachi recorded consolidated net sales of around US$ 7.6 billion in fiscal 2008 -09 (http://www.hitachi-c-m.com/).

About Tata Motors.

Tata Motors is India s largest automobile company, with consolidated revenues of INR 70,938.85 crores ($ 14 billion) in 2008-09. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 4 million Tata vehicles plying in India, Tata Motors is the country s market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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